                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-53108

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JANUARY 26, 2001
                AND PROSPECTUS SUPPLEMENTS DATED NOVEMBER 1, 2001
                             AND NOVEMBER 12, 2001)
                                  COMMON STOCK
                              NEOTHERAPEUTICS, INC.

        This prospectus supplement relates to an offering of 766,233 shares of our common stock at a purchase price of $3.85 per share.

        Ladenburg Thalmann & Co. Inc. ("LTCO") is acting as placement agent with respect to the offering of 519,480 shares of our common stock at a price of $3.85 per share, for aggregate gross proceeds before commission of approximately $2,000,000. In connection with these sales, we will pay a commission to LTCO as follows:

                                                                   PER SHARE          TOTAL
Public offering price                                              $3.85         $2,000,000
Commission                                                         $ .19         $  100,000
Proceeds, before expenses, to NeoTherapeutics                      $3.66         $1,900,000


        Cantor Fitzgerald & Co. ("Cantor") is acting as placement agent with respect to the offering of 246,753 shares of our common stock at a price of $3.85 per share, for aggregate gross proceeds before commission of approximately $950,000. In connection with these sales, we will pay commissions to Cantor as follows:

                                                                   PER SHARE          TOTAL
Public offering price                                              $3.85         $   950,000
Commission*                                                        $ .15         $    38,000
Proceeds, before expenses, to NeoTherapeutics                      $3.70         $   912,000

* We will also issue a warrant to Cantor for the purchase of up to 24,675 shares of our common stock.


        You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-53108) filed with the Securities and Exchange Commission on January 2, 2001, is hereby incorporated by reference into this prospectus supplement.

        Our common stock is traded on the Nasdaq National Market under the symbol "NEOT." On December 7, 2001, the last sale price of our common stock on the Nasdaq National Market was $3.94 per share, and before the issuance of shares pursuant to this prospectus supplement, we have 22,387,282 shares of our common stock outstanding.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

          ------------------------------------------------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

          ------------------------------------------------------------

          The date of this prospectus supplement is December 10, 2001.

                                  RISK FACTORS

        Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be significantly harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

OUR LOSSES WILL CONTINUE TO INCREASE AS WE EXPAND OUR DEVELOPMENT EFFORTS, AND OUR EFFORTS MAY NEVER RESULT IN PROFITABILITY.

        Our cumulative losses during the period from our inception in 1987 through September 30, 2001 were approximately $114.3 million, almost all of which consisted of research and development and general and administrative expenses. We lost approximately $11.6 million in 1998, $26.0 million in 1999, approximately $46.4 million in 2000 and approximately $18.1 million in the nine months ended September 30, 2001. We expect our losses to decrease in the year 2001 as compared to the year 2000 due to anticipated savings of approximately $10.0 million from our transition to managing our clinical trials ourselves rather than contracting with third parties for this function. However, we expect our losses to increase in the future as we expand our clinical trials and increase our research and development activities. Moreover, we may not realize the anticipated savings from the changes in our clinical trial program. We currently do not sell any products and we may never achieve significant revenues or become profitable. Even if we eventually generate revenues from sales, we nevertheless expect to incur significant operating losses over the next several years.

OUR POTENTIAL DRUG PRODUCTS ARE IN AN EARLY STAGE OF CLINICAL AND PRECLINICAL DEVELOPMENT AND MAY NOT PROVE SAFE OR EFFECTIVE ENOUGH TO OBTAIN REGULATORY APPROVAL TO SELL ANY OF THEM.

        We currently are testing our first potential drug product, Neotrofin(TM), in human clinical trials. We are currently conducting three clinical trials of Neotrofin(TM) for Alzheimer's disease, spinal cord injury and Parkinson's disease, and we expect to complete these trials before the end of the first quarter of 2002 with full data analysis to be completed within approximately sixty days thereafter. Through our subsidiary, NeoOncoRx, Inc., we have acquired rights to two anti-cancer drugs that are in clinical trials. We expect that we will need to complete additional trials before we will be able to apply for regulatory approval to sell Neotrofin(TM) or any of our other drug products. Our other proposed products are in preclinical development. We cannot be certain that any of our potential or proposed products will prove to be safe or effective in treating disorders of the central nervous system or any other diseases. All of our potential drugs will require additional research and development, testing and regulatory clearance before we can sell them. We cannot be certain that we will receive regulatory approval to sell any of our potential drugs. We do not expect to have any products commercially available for at least two years, if at all.

IF WE ARE UNABLE TO OBTAIN SUBSTANTIAL ADDITIONAL FUNDING ON ACCEPTABLE TERMS, WE MAY HAVE TO DELAY OR ELIMINATE ONE OR MORE OF OUR DEVELOPMENT PROGRAMS.

        We currently are spending cash at a rate in excess of approximately $2.3 million per month, and we expect this rate of spending to continue for at least the next twelve months. We believe that, together with periodic sales of common stock such as the four sales totaling approximately $22.5 million in February through August 2001, sales of common stock pursuant to our sales agreements with Cantor Fitzgerald & Co. such as the sales totaling approximately $4.2 million in October and November 2001, and assuming that the holders of our Class B Warrants continue to exercise our Class B Warrants in response to our call notices, our cash and capital resources will satisfy our current funding requirements for at least the next eight months. If the market price of our common stock is less than $2.00 per share, we may not be able to use our Class B Warrants as a financing source. As of December 7, 2001, Class B Warrants have been exercised for 586,400 shares and gross proceeds of approximately $5.1 million. We have not issued any call notices under our Class B Warrants since November 2000. Should we not be able to continue periodic sales of our common stock, make sales under our sales agreements with Cantor Fitzgerald & Co. or utilize our Class B Warrants, we may have to seek additional funding. In addition, we intend to continue to seek alternative sources of funding for the foreseeable future. We may not be able to obtain additional funds on acceptable terms or at all. If adequate funds are not available, we will have to delay or eliminate one or more of our development programs.

        We expect that we will need substantial additional funds to complete development and clinical trials of Neotrofin(TM), our lead drug candidate, before we will be able to submit it to the FDA for approval for commercial sale, and to support the continued development of our other potential products. Since we currently have no products available for commercial sale and essentially no revenues, we must use capital to fund our operating expenses. Our operating expenses, and consequently our capital requirements, will depend on many factors, including:

        - continued scientific progress in research and development to identify and develop additional product candidates beyond our lead compound Neotrofin(TM);

        - the costs and progress of preclinical and clinical testing of Neotrofin(TM) and additional drug candidates;

        - the cost involved in filing, prosecuting and enforcing patent claims; and

        - the time and cost involved in obtaining regulatory approvals for our potential products.

In addition, if we are successful in obtaining regulatory approval of one or more of our potential products, we will require additional capital to cover costs associated with commercializing our products.

        We expect to seek additional funding through public or private financings or collaborative or other arrangements with third parties. We may not obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we will have to delay or eliminate one or more of our development programs.

COMPETITION FOR PATIENTS IN CONDUCTING CLINICAL TRIALS AND EXTENSIVE REGULATIONS GOVERNING THE CONDUCT OF CLINICAL TRIALS MAY PREVENT OR DELAY APPROVAL OF A DRUG CANDIDATE AND STRAIN OUR LIMITED FINANCIAL RESOURCES.

        Many pharmaceutical companies are conducting clinical trials in patients with Alzheimer's disease and the forms of cancer our product candidates address. As a result, we must compete with them for clinical sites, physicians and the limited number of patients with Alzheimer's disease and cancer who fulfill the stringent requirements for participation in clinical trials. In addition, due to a lack of available information about the condition of Alzheimer's disease sufferers in the United States, we cannot be certain how many of the over 4 million patients with Alzheimer's disease in the United States would meet the requirements for participating in our clinical trials. Also, due to the confidential nature of clinical trials, we cannot be certain how many of the eligible Alzheimer's disease and cancer patients may be enrolled in competing studies and consequently not available to us. This competition may increase costs of our clinical trials and delay the introduction of our potential products.

ANY FAILURE TO COMPLY WITH EXTENSIVE GOVERNMENTAL REGULATION COULD PREVENT OR DELAY PRODUCT APPROVAL OR CAUSE GOVERNMENTAL AUTHORITIES TO DISALLOW OUR PRODUCTS AFTER APPROVAL AND SUBJECT US TO CRIMINAL OR CIVIL LIABILITIES.

        The U.S. Food and Drug Administration, or FDA, and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements apply to every stage of the clinical trial process and make it difficult to estimate when Neotrofin(TM) or any other of our potential products will be available commercially, if at all.

        Our proprietary compounds will require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks. While we believe that we are currently in compliance with applicable FDA regulations, if we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose patients participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived therefrom may be unsuitable for submission to the FDA or other regulatory agencies.

        We cannot predict with certainty when we might submit any of our proposed products currently under development for the regulatory approval required in order to commercially sell the products. Once we submit a proposed product for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business may be significantly damaged. If we fail to comply with regulatory requirements, either prior to seeking approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

        -   product recalls or seizures;

        -   injunctions;

        -   civil penalties;

        -   criminal prosecution;

        - refusals to approve new products and withdrawal of existing approvals; and

        -   enhanced exposure to product liabilities.

THE LOSS OF KEY RESEARCHERS OR MANAGERS COULD HINDER OUR DRUG DEVELOPMENT PROCESS SIGNIFICANTLY AND MIGHT CAUSE OUR BUSINESS TO FAIL.

        Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Alvin Glasky, our Chief Executive Officer and Chief Scientific Officer. Dr. Glasky has led our research and business developments since founding our business in 1987 and is the inventor on several of our patents. Our loss of the services of Dr. Glasky or any other key personnel could delay or preclude us from achieving our business objectives. Although we currently have key-man life insurance on Dr. Glasky in the face amount of $2 million, we believe that the loss of Dr. Glasky's services would damage our research and development efforts substantially. Dr. Glasky has an employment agreement with us that provides for a three year term expiring December 31, 2003, with automatic renewals thereafter unless we or Dr. Glasky gives notice of intent not to renew at lease 90 days in advance of the renewal date.

        In addition to Dr. Glasky, the loss of Dr. Luigi Lenaz, our Vice President, Oncology Division and President of our subsidiary NeoOncoRx, Inc., would damage the development of our anti-cancer business substantially, and the loss of the services of Dr. Olivier Civelli, consultant to our subsidiary NeoGene, Inc., would harm the development of our functional genomics business substantially. We also will need substantial additional expertise in finance and marketing and other areas in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.

IF WE CANNOT PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY, THE VALUE OF OUR RESEARCH COULD DECLINE AS OUR COMPETITORS APPROPRIATE PORTIONS OF OUR RESEARCH.

        We actively pursue patent protection for our proprietary products and technologies. We hold rights to seven U.S. patents and currently have fifteen U.S. patent applications pending, including two which have been allowed. Our issued patents expire between 2009 and 2019. In addition, we have numerous foreign patents issued and patent applications pending corresponding to our U.S. patents. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights.

        We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

WE ARE A SMALL COMPANY RELATIVE TO OUR PRINCIPAL COMPETITORS AND OUR LIMITED FINANCIAL AND RESEARCH RESOURCES MAY LIMIT OUR ABILITY TO DEVELOP AND MARKET NEW PRODUCTS.

        Many companies, both public and private, including well-known pharmaceutical companies such as Amgen, Inc. Bayer AG, Eli Lilly and Co., Novartis AG, Bristol-Meyers Squibb Company, Pfizer, Inc., Janssen Pharmaceutica, Inc. and Shire Pharmaceuticals Group plc, are developing products to treat Alzheimer's disease and certain of the other applications we are pursuing. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than us. As a result, our competitors may be more successful than us in developing their products and obtaining regulatory approvals. While we believe, based on recent industry publications, that Neotrofin(TM) is more advanced in the drug development process than most other drugs seeking to use neurotrophic factors to treat Alzheimer's disease, we cannot be certain that Neotrofin(TM) will be the first of these drugs to receive FDA approval, if it receives approval at all. In addition, there are four drugs currently approved for the treatment of Alzheimer's disease in the United States, all of which use a different approach to the disease than Neotrofin(TM). If these treatments are successful, or if other drugs using the neurotrophic factor approach are approved before Neotrofin(TM), the market for Neotrofin(TM) could be reduced or eliminated.

OUR LACK OF EXPERIENCE AT CONDUCTING CLINICAL TRIALS OURSELVES MAY DELAY THE TRIALS AND INCREASE OUR COSTS.

        We have begun to conduct, and intend to conduct in the future, some clinical trials ourselves rather than hiring outside contractors. We believe this conversion may reduce the costs associated with the trials and give us more control over the trials. However, while some of our management has had experience at conducting clinical trials, we have never done so as a company. While we have not experienced significant delays or increased costs to date due to this conversion, as we move forward with our first self-conducted clinical trials, our lack of experience may delay the trials and increase our costs. We think it is prudent to expect setbacks as we make this transition.

HOLDERS OF OUR WARRANTS COULD ENGAGE IN SHORT SELLING TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OR EXERCISE OF THE SECURITIES AND DECREASE THE EXERCISE PRICE OF THE WARRANTS. IF THIS OCCURS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.

        Short selling is a practice in which an investor borrows shares from a stockholder to sell in the trading market, with an obligation to deliver the same number of shares back to the lending stockholder at a future date. Short sellers make a profit if the price of our common stock declines, allowing the short sellers to sell the borrowed shares at a higher price than they have to pay for shares delivered to the lending stockholder. Short selling increases the number of shares of our common stock available for sale in the trading market, putting downward pressure on the market price of our common stock.

        Our Class B Warrants may be exercised for shares of our common stock based in some cases on a floating exercise price related to the market price of our common stock. The holders of these securities may benefit from the downward price pressures caused by short selling due to the reduced exercise price that must be paid to obtain shares of common stock upon exercise. In particular, the exercise price of our outstanding Class B Warrants, if we deliver a redemption notice, is equal to the lesser of $33.75 per share (subject to adjustment for stock splits, reverse splits and combinations) and 97% (or 95% if the market price of our common stock is less than $5.00 per share) of the closing bid price of our common stock on the trading day after the redemption notice is delivered. This fact could give the holders of our Class B Warrants incentive to sell short our common stock after receipt of a redemption notice, which could cause the market price to decline. The holders of the Class B Warrants could then exercise their Class B Warrants and use the shares of common stock received upon exercise to replace the shares sold short and thereby profit by the decline in the market price of the common stock caused by their short selling. There are currently outstanding Class B Warrants exercisable for 3,413,600 shares of common stock.

        Montrose Investments Ltd. and Strong River Investments, Inc. each hold Class B Warrants to purchase 1,706,800 shares of our common stock. No other investors hold Class B Warrants. These facts give these two investors greater influence over the market price of our stock if we deliver a redemption notice, however, each of these investors make independent investment decisions, and each has agreed to vote any and all shares of our common stock that they own as recommended by our board of directors in any meeting of our stockholders.

THE TRADING PRICE OF OUR COMMON STOCK MUST COMPLY WITH THE LISTING REQUIREMENTS OF THE NASDAQ NATIONAL MARKET OR WE COULD BE DELISTED AND THE LIQUIDITY OF OUR COMMON STOCK WOULD DECLINE.

        Our common stock is listed on the Nasdaq National Market. To remain listed on this market, we must meet Nasdaq's listing maintenance standards and abide by Nasdaq's rules governing listed companies. If the price of our common stock falls below $1.00 per share for an extended period, or if we fail to meet other Nasdaq standards, including minimum market capitalization and minimum total assets, or violate Nasdaq rules, our common stock could be delisted from the Nasdaq National Market.

        Nasdaq has established rules regarding the issuance of "future priced securities" or securities convertible into common stock based on a floating conversion price, so that the number of shares of common stock issuable upon conversion of the securities is not known when the securities are sold. These rules may apply to a number of securities we have issued in the past, because the number of shares of our common stock issuable upon conversion of those securities were based upon a future price of our common stock. Nasdaq's concerns regarding these securities include the potential dilution to our existing stockholders if the price of our common stock goes down causing a large number of shares to be issued upon conversion of the securities, and the corresponding potential for excessive return on investment for the purchaser of the convertible securities. In addition, since the holders of future priced securities may benefit from a decrease in the market price of our common stock, those holders may have greater incentive to engage in manipulative practices. In light of these concerns, Nasdaq has indicated that the following rules may be implicated by future priced securities:

        Stockholders must approve significant issuances of listed securities at a discount to market or book value. Nasdaq rules prohibit an issuer of listed securities from issuing 20% or more of its outstanding capital stock at less than the greater of book value or the then current market value without obtaining prior stockholder consent.

        Public interest concerns. Nasdaq may terminate the listing of a security if necessary to prevent fraudulent and manipulative acts and practices or to protect investors and the public interest. With respect to future priced securities, Nasdaq has indicated that it may delist a security if the returns with respect to the future priced security become excessive compared to the returns being earned by public investors in the issuer's securities.

        Furthermore, some requirements for continued listing, such as the $1.00 minimum bid price requirement, are outside of our control. Accordingly, there is a risk that Nasdaq may delist our common stock.

        If our common stock is delisted, we would likely seek to list our common stock on the Nasdaq SmallCap Market or for quotation on the American Stock Exchange or a regional stock exchange. However, listing or quotation on such market or exchange could reduce the market liquidity for our common stock. If our common stock were not listed or quoted on another market or exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. In addition, delisting from the Nasdaq National Market and failure to obtain listing or quotation on such other market or exchange would subject our common stock to so-called "penny stock" rules. These rules impose additional sales practice and market-making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, if our common stock is delisted from the Nasdaq National Market and we fail to obtain listing or quotation on another market or exchange, broker-dealers may be less willing or able to sell and/or make a market in our common stock and purchasers of our common stock may have more difficulty selling such common stock in the secondary market. In either case, the market liquidity of our common stock would decline.

THERE ARE A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE IN THE PUBLIC MARKET. THE SALE OF THESE SHARES COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL. ANY FUTURE EQUITY ISSUANCES BY US MAY HAVE DILUTIVE AND OTHER EFFECTS ON OUR EXISTING STOCKHOLDERS.

        There were 22,387,782 shares of our common stock outstanding as of December 7, 2001. In addition, security holders held options and warrants as of December 7, 2001 which, if exercised, would obligate us to issue up to an additional 10,188,834 shares of common stock, of which 2,948,476 shares are subject to options or warrants which are currently exercisable at the sole election of the holder. Many of these shares, if issued, would likely be issued at a discount to the prevailing market price. A substantial number of those shares, when we issue them upon exercise, will be available for immediate resale in the public market. In addition, we have the ability to sell up to approximately $21 million of our common stock pursuant to a shelf registration that will be eligible for immediate resale in the market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market. If all 10,188,834 shares were issued without any increase in our market capitalization, the market price per share of our common stock may be reduced by approximately 31%.

        We have financed our operations, and we expect to continue to finance our operations, by issuing and selling equity securities. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our other stockholders. These issuances would also cause our net income or loss per share to decrease in future periods. As a result, the market price of our common stock could drop.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, AND MAY NOT HAVE SUFFICIENT PRODUCT LIABILITY INSURANCE TO COVER ANY CLAIMS, WHICH MAY EXPOSE US TO SUBSTANTIAL LIABILITIES.

        We may be exposed to product liability claims from patients who participate in our clinical trials, or, if we are able to obtain FDA approval for one or more of our potential products, from consumers of our products. Although we currently carry product liability insurance in the amount of $5 million per occurrence, it is possible that the amounts of this coverage will be insufficient to protect us from future claims. Further, we cannot be certain that we will be able to obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business and results of operations if claims are made that exceed our coverage.

THE USE OF HAZARDOUS MATERIALS IN OUR RESEARCH AND DEVELOPMENT EFFORTS IMPOSES CERTAIN COMPLIANCE COSTS ON US AND MAY SUBJECT US TO LIABILITY FOR CLAIMS ARISING FROM THE USE OR MISUSE OF THESE MATERIALS.

        Our research and development efforts involve the use of hazardous materials, including biological materials, chemicals and radioactive materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage of up to $1,000,000 per occurrence for injuries resulting from the hazardous materials we use, and up to $25,000 per occurrence for pollution clean up and removal, however, future claims may exceed these amounts. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses. We may incur substantially increased costs to comply with regulations, particularly environmental regulations if we develop our own commercial manufacturing facility.

THE MARKET PRICE AND VOLUME OF OUR COMMON STOCK FLUCTUATE SIGNIFICANTLY AND COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL INVESTORS.

        The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to decrease. In addition, the market price of our common stock is highly volatile. Factors that may cause the market price of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in health care policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. During the last year, the price of our common stock has ranged between $6.85 and $2.22, and the daily trading volume has been as high as 2,006,000 shares and as low as 10,100 shares, with a recent average of approximately 100,000 shares.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SUBSTANTIAL PERCENTAGE OF OUR COMMON STOCK. THEIR OWNERSHIP COULD ALLOW THEM TO EXERCISE SIGNIFICANT CONTROL OVER CORPORATE DECISIONS AND TO IMPLEMENT CORPORATE ACTS THAT ARE NOT IN THE BEST INTERESTS OF OUR STOCKHOLDERS AS A GROUP.

        Our directors and executive officers beneficially own approximately 11.6% of our outstanding common stock as of October 2, 2001. In addition, several of our stockholders, including Montrose Investments Ltd., Strong River Investments, Inc. and Societe Generale have agreed that they will vote any and all shares of our common stock that they own as recommended by our board of directors in any meeting of our stockholders. As of October 2, 2001, the most recent date for which information is available, these stockholders collectively held 579,098 shares of our common stock, or approximately 2.6% of the number of shares outstanding, and held warrants which could result in the issuance of up to 4,498,145 additional shares, for a total of 5,077,243 shares or 19.3% of the total number outstanding if all of those securities were converted or exercised. Of the additional shares, only 173,320, or approximately 0.8%, could be issued at the option of the holder within 60 days of October 2, 2001. As a result of these holdings, our directors and executive officers, if they acted together, could exert substantial influence over matters requiring approval by our stockholders. These matters would include the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership and voting power may discourage or prevent someone from acquiring our business.

CERTAIN CHARTER AND BYLAWS PROVISIONS AND STOCKHOLDER RIGHTS PLAN MAY MAKE IT MORE DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF US OR REPLACE CURRENT MANAGEMENT.

        Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult for someone to acquire control of us or replace our current management. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.

        On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our capital Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.

                              PLAN OF DISTRIBUTION

        Pursuant to this prospectus supplement, we are offering 519,480 shares of our common stock to three institutional investors at a negotiated purchase price per share equal to $3.85 for aggregate proceeds of approximately $2,000,000. Ladenburg Thalmann & Co. Inc. ("LTCO") is acting as placement agent with respect to this offering, and we will pay to LTCO a commission of $100,000 and $60,000 as a non-accountable expense allowance with respect to this offering.

        On November 19, 2001, we entered into a letter agreement with LTCO (the "Agreement") pursuant to which LTCO shall act as a non-exclusive placement agent in connection with proposed public offerings of our common stock and/or warrants to purchase our common stock on the Nasdaq National Market pursuant to our existing effective shelf Registration Statement on Form S-3, file number 333-53108. The terms of any offering shall be agreed to between the purchasers and us from time to time. LTCO's obligations under the Agreement are on a reasonable best efforts basis only and the execution of the Agreement does not constitute a commitment by LTCO to purchase any of our securities or ensure the successful placement of any of our securities.

        Pursuant to the Agreement, we shall pay LTCO: (i) a non-accountable expense allowance equal to 3% of the gross offering proceeds under the Agreement with an overall limit of $150,000, (ii) an advance of $50,000 which will be returned to us to the extent not earned through placements of securities or incurred through expenses and (iii) a cash fee equal to 5% of the gross offering proceeds under the Agreement at each closing.

        The following table shows the maximum aggregate fees payable by us to LTCO, if we were to sell $20 million of our common stock under the Agreement (we have not agreed to sell any particular amount of common stock under the Agreement, nor has LTCO agreed to purchase or sell on our behalf any particular amount of our common stock under the Agreement), exclusive of the expense allowance payable under the Agreement:

     Underwriting fees paid by NeoTherapeutics
               under the Agreement:                         $1,000,000

        In addition, we estimate that our share of the total expenses of this offering, if we were to sell $20 million of our common stock under the Agreement, excluding the underwriting discount, will be approximately $180,000.


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        We have also agreed to indemnify LTCO against certain liabilities, including liabilities under the Securities Act, or to contribute to payments LTCO may be required to make in respect of such liabilities.

        Also pursuant to this prospectus supplement, we are offering 246,753 shares of our common stock to three individual and institutional investors at a negotiated price per share of $3.85 for aggregate proceeds of approximately $950,000. Cantor Fitzgerald & Co. ("Cantor") is acting as placement agent with respect to this offering pursuant to the terms of the Sales Agreement dated June 12, 2001 as described in the prospectus supplement dated November 1, 2001. We will pay to Cantor a commission of $38,000 with respect to this offering.

                                 USE OF PROCEEDS

        The net proceeds to us from this sale will be approximately $2,752,000. We plan to use the net proceeds for general corporate purposes, including:

        -      Working capital
        -      Capital expenditures
        -      Research and development
        -      General and administrative expenses

        We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Net proceeds from the sale of the offered securities initially may be temporarily invested in short-term interest-bearing securities.

                           DESCRIPTION OF COMMON STOCK

        The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Commission. See "Where You Can Find More Information."

        We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of December 7, 2001, we had 22,387,282 shares of common stock outstanding, held of record by approximately 375 stockholders.

TERMS

        Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our board of directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes. Subject to the preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of NeoTherapeutics, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of our common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, if any.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY'S CHARTER AND BYLAWS

The following paragraphs summarize certain provisions of the Delaware General Corporation Law and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its


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entirety by reference to the DGCL and to the Company's Charter and Bylaws,
copies of which are on file with the Commission. See "Where You Can Find More Information."

        Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market place of our common stock.

        Our Certificate of Incorporation limits the personal liability of our directors to NeoTherapeutics and our stockholders to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

        Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See "Terms" above.

        We are subject to the "business combination" statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," for a period of three years after the date of the transaction in which a person became an "interested stockholder," unless:

        - prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder,"

        - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

        - on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of a least 66% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of NeoTherapeutics may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

                                     GENERAL

        You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.


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